Exhibit 99.2

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2013 AND JUNE 30, 2012

Revenues for the six months ended June 30, 2013 were $12.6 million, compared to $13.0 million in the six months ended June 30, 2012.

Gross profit for the six months ended June 30, 2013 was $2.2 million (gross margin of 17.5%), compared to $2.6 million (gross margin of 20.1%) for the six months ended June 30, 2012. The reduction in gross margin was due to the results of the Supply Chain division which saw a reduction in its gross margin from 16.6% in the six months ended June 30, 2012 to 11.9% in June 30 2013. We believe this is a temporary decline that was largely due to the additional expenses associated with the division’s expansion into a new geographical market.

In August 2012, the Company entered into a cooperation agreement for the maintenance, development and support to its software solutions. The selling and marketing of the software solutions continues to be performed by our RFID and Mobile Solutions division. As a result, no research and development expenses were recorded in the six months ended June 30, 2013 compared to $86,000 in the six months ended June 30, 2012.

Selling and marketing expenses for the six months ended June 30, 2013 decreased by 14% to $1.4 million from $1.6 million in the six months ended June 30, 2012. The reduction in expenses was attributed mainly to reduction in workforce and commissions.

General and administrative expenses for the six months ended June 30, 2013 decreased to $778,000, compared to $840,000 million in the six months ended June 30, 2012, due, partly, to a reversal of bad debt expense in the amount of $37,000 in the first six months of 2013 as compared to bad debt expenses in the amount of $17,000 in the six months ended June 30, 2012.

As a result of the above, operating profit in the six months ended June 30, 2013 amounted to $28,000, compared to $58,000 in the six months ended June 30, 2012.

Financial expenses for the six months ended June 30, 2013 decreased to $ 286,000, compared to $478,000 in the six months ended June 30, 2012. The decrease was a result of effective currency hedging, reduction in loans amount and reduction in the interest rate of loans.

Other expenses in the six months ended June 30, 2012 amounted to $80,000 were mainly due to disposal of property, plant and equipment.

Tax expenses in the six months ended June 30, 2013 amounted to $4,000, compared to $20,000 in the six months ended June 30, 2012.

Net loss in the six months ended June 30, 2013 amounted to $262,000 compared to $520,000 in in the six months ended June 30, 2012. On a per share basis, the basic and diluted net loss per share in the six months ended June 30, 2013 was $0.23, compared to $0.47 in the six months ended June 30, 2012.

Liquidity and Capital Resources

As of June 30, 2013, we had cash and cash equivalents of $390,000, long term bank deposit of $466,000, $1.7 million long-term debt and $6.3 million in short terms loans (including current maturities of $457,000).

        The Company had negative working capital of $1,058,000 as of June 30, 2013 and $739,000 as of December 31, 2012.

On June 18, 2013, the Company entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global. The SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $600,000 of the Company’s ordinary shares over a two-year commitment period.  The ordinary shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA.  From time to time, at Company’ discretion following the effectiveness of such resale registration statement , subject to complying with the conditions set forth in the SEDA, the Company may present YA Global with advance notices to purchase the Company’s shares subject to limitations on price, quantity and trading volume in BOS stock as more fully described in the SEDA.

The Company’s loans from Bank Leumi are secured by:

•	first ranking fixed charges on the goodwill of the Company and its Israeli subsidiaries, on our shareholdings in the Israeli subsidiaries and on certain Bank Leumi accounts of Odem; and

•	floating charges on all of the assets of the Company and its Israeli subsidiaries, owned now or in the future; and

The Company also guarantees the liabilities of its Israeli subsidiaries to Bank Leumi and each of its Israeli subsidiaries guarantee the Company’s liabilities to Bank Leumi. There were no Bank Leumi covenants applicable for the fiscal year 2013 and 2012.

The Company’s loan from Bank HaPoalim is secured by long term bank deposits in the amount of $466,000. Bank HaPoalim’s loan agreements contain various financial covenants which require that the Company's Israeli subsidiaries maintain certain financial ratios and levels of profitability.

As of December 31, 2012, the Company failed to meet Bank HaPoalim’s covenants. Nonetheless, Bank HaPoalim agreed, under certain conditions, including compliance by the Company with its warrants for the year 2013, to waive this failure of the Company to meet its financial covenants in 2012, until the earlier of May 1, 2014, or the submission of the Company's 2013 financial statements to Bank HaPoalim.

We finance our activities by different means, including short and long-term loans, and income from operating activities.

Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, new product introductions, and marketing activities.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in short-term (less than 3 months) U.S. dollars and NIS interest bearing deposits with banks. As of June 30, 2013, our trade receivables’ and trade payables’ age days were 93 and 95 days, respectively. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, (c) directors' and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

It is the Company's opinion that current working capital is sufficient for the Company's present requirements.

Cash Flows

Net cash provided by operating activities of continuing operations in the six months ended June 30, 2013 was $286,000. Net cash provided by operating activities of continuing operations in the six months ended June 30, 2012 was relatively high and amounted to $1,231,000 which was a direct result of a 30% reduction in revenues for the first six months of 2012 as compared to the revenues for the last six months of year 2011, which reduced our working capital requirements and increased net cash in the first six months of 2012.

Net cash used in investing activities in the six months ended June 30, 2013 decreased to $60,000, compared to $174,000 in the six months ended June 30, 2012.

Net cash used in financing activities is directly affected by the net cash provided by operating activity. In the six months ended June 30, 2013 net cash used in financing activities amounted to $190,000, compared to $1.1 million in the six months ended June 30, 2012.